UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE






						November 29, 2004

via U.S. mail

Mr. Peter Banysch
President
Western Exploration
8400 East Crescent Pkwy #600
Greenwood Village, Colorado 90111


      Re:  	Western Exploration Inc.
		Form SB-2
		Dated August 11, 2004, as amended November 12, 2004

Dear Mr. Banysch:

      We have reviewed your filing and related response letter and have the following comments. Our review of your filing was limited to the areas identified in the comments below. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Financial Statements

General
1. Continue to monitor the requirement to update your financial statements, as indicated in Item 310(g) of Regulation S-B.
2. We note your response to prior comment 3.  We also note that you
have removed the statement of operations for the period from
inception through December 31, 2003.    Please revise your filing
to
include a statement of operations for the period from inception through December 31, 2003. Refer to Item 310(a) of Regulation S-B for further guidance.
3. We reissue prior comment 4 with respect to your notes to the interim financial statements for the period ended June 30, 2004 and your notes to the audited financial statements for the period ended
December 31, 2003.

Engineering Comments

Risk Factors, page 2
4. Add a Marketing Risk factor that clearly and succinctly states, the company does not have any specific knowledge of the limestone or industrial materials markets in the Frazer Valley or British Columbia, Canada. Further, clarify that the present limestone or industrial materials usage is unknown and future projections of growth are assumptions. In addition, clearly disclose that the product specifications for the limestone or industrial materials have not been researched and the present pricing structure for the same is not known.

Description of Business, page 7
5. In the first paragraph, clearly disclose that the company cannot declare reserves until a bankable feasibility study is completed. In addition, this reserve declaration will require that a formal purchasing contract be in place for the majority of the quarry production. Also, disclose that a business plan does not demonstrate any "quality" of the cost estimates employed or identify professional responsibility for cost-production estimates. Disclose that a business plan should not be confused with or substituted for, a scoping study, a preliminary feasibility study, or a feasibility study, which are quality documents in regards to productive capabilities and cost estimates.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact April Sifford at (202) 942-2983 if you have questions regarding the first three comments of this letter. You may contact Roger Baer at (202) 942-2965 if you have questions regarding the engineering comments and related matters. For all other disclosure questions, please contact Carrie Darling at (202) 942-2972, or in her absence, you may contact the undersigned at (202) 942-1870.


								Sincerely,



								H. Roger Schwall
								Assistant Director






cc:	via facsimile
	Gregg E. Jaclin, Esq.
	Anslow & Jaclin, LLP
	(732) 577-1188

      April Sifford
      Roger Baer/George Schuler
      Carrie Darling
      Barry Stem
??

??

??

??

Western Exploration
8400 East Crescent Pkwy #600
Greenwood Village, Colorado 90111
page 3